ARNOLD & PORTER LLP

Arturo Caraballo
Arturo_Caraballo@aporter.com
202.942.5154
202.942.5999 Fax
555 Twelfth Street, NW
Washington, DC 20004-1206

05005802

February 11, 2005

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

SUPPL

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of an earnings release disseminated to EDC's shareholders on February 3, 2005.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

Enclosures

dle 2/17

#82-4896

La Electricidad de Caracas
y sus empresas filiales

una empresa AES

4th Highlights Quarter and the year 2004

C. A. LA ELECTRICIDAD DE CARACAS ANNOUNCES ITS CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND YEAR END 2004

For the fourth quarter, EDC recorded a net profit of Bs. 42.1 billion, with Operating Revenue of Bs. 327.6 billion while EBITDA stood at Bs. 164.6 billion with an EBITDA margin of 50.2%.



HIGHLIGHTS

- The Operating Revenue during the year amounted to Bs. 1,257.9 billion.
- EBITDA for the year 2004 stood at Bs. 647.1 billion with an EBITDA margin of 51.4 %.
- The net loss for the year totaled Bs. 4.6 billion.
- On October, EDC placed notes for US$ 260 MM for 10 years in the international markets to pre pay external debt for US$ 133.8 MM.
- Total debt at the end of the year was US$ 780 MM.
- The merger of CALEV and ELEGGUA with EDC became effective on December 30.
- EDC paid an extraordinary dividend of Bs. 15.28 / share on December 16, 2004.
- Cadivi authorized payment of extraordinary dividends, in dollars (as a result of the September 28, 2004 dividend payment of Bs. 36.65 /share) to ADS shareholders at the official rate of Bs. 1,920 per US$, for a total amount of US$ 52.4 MM.

EXTERNAL FACTORS (*)

- Accrued inflation at the end of the year stood at 19.2%. Whereas quarterly inflation amounted to 3.9% (down 143 bps from 2003).
- The Wholesale Price Index (WPI) increased by 22,45% in 2004.
- Accrued devaluation in 2004 was 20% (Bs.1,920/US$).
- The GDP for the 2004 increased by 18.4%. (**)
- The average unemployment rate at the end of December stood at 10.9%

** Source: BCV and INE*

***Estimation from Metroeconomica.*

FINANCIAL RESULTS

The Financial Results included in this report have been prepared in accordance with the "Standards for preparing Financial Statements for Entities regulated by the National Securities Commission (CNV)" and in accordance with the Generally Accepted Accounting Principles in Venezuela issued by the Association of Public Accountants of Venezuela. Results are expressed in millions of constant Bolivars as of December 31, 2004, in accordance with the aforementioned Association's Declaration of Accounting Principles number 10: "Standards for preparing Financial Statements Adjusted for Inflation."

Quarterly Comparison: (millions of Bs.)	4Q03	1Q04	2Q04	3Q04	4Q04
Operating Revenues	343,410	295,753	303,059	331,491	327,572
Operating Expenses	(159,863)	(143,677)	(132,548)	(171,612)	(162,986)
EBITDA	183,547	152,076	170,511	159,879	164,586
EBITDA MARGIN	53.45%	51.42%	56.26%	48.23%	50.24%
NET INCOME (LOSS)	82,396	(88,862)	13,929	28,160	42,126

Contact:
Scarlett Alvarez U.
Director, Investor Relations
58-212/ 502.2950
edcinversionistas@aes.com
www.laedc.com.ve

The EBITDA Margin for the year ending December 2004 stood at 51.4%.

(millions of Bs.)	2003	2004	Var. Bs.	Var. %
Operating Revenues	1,278,688	1,257,875	(20,813)	-1.63%
Operating Expenses	(587,720)	(610,823)	23,103	3.93%
EBITDA	**690,968**	**647,052**	**(43,916)**	**-6.36%**
EBITDA MARGIN	**54.04%**	**51.44%**	**(260) bps**	
NET INCOME (LOSS)	**92,694**	**(4,647)**	**(97,341)**	

The tariff lag contributed to the reduction in the 2004 Operating Revenue.

During 2004, **Operating Revenue** totaled Bs. 1.26 trillion, down 1.6% from 2003. This is the result of a tariff lag with respect to the year's inflation rate, as well as a drop in energy sales to the National Interconnected System (NIS) due to the recovery of Guri Dam water levels. The decrease in the Operating Revenue was offset by a 2.8% increase in electricity demand in the service area.

Operating Revenue in the fourth quarter of 2004 stood at Bs. 327.6 billion, which represents a 4.6% decrease compared to the fourth quarter 2003. This is in spite of a 0.2% increase in energy demand in the service area for the quarter and the initiatives carried out by the recently created Losses Coordination Unit. This Unit reversed the upward trend of the indicator for monthly Energy losses, recovering 103.6 GWh during the quarter.

Operating Income (Millions of Bs.)


1,278,688
1,257,875
343,410
327,572
2003
2004
4Q 03
4Q 04

Operating expenses raised 3.9% during 2004.

Operating Expenses (without depreciation) for 2004, totaled Bs. 610.8 billion, increasing by 3.9% with respect to 2003. This upward trend is mainly due to the following:
a) An increase in employee labor expenses due to the application of the second phase of the salary increase agreed upon in the 2003 Collective Bargaining Agreement; b) An increase in expenditures in municipal taxes for energy sales proportional to the 2.8% increase in energy demand for 2004; c) A 39.7% increase in fuel prices. The impact of this was however partially offset by savings obtained as a result of the agreement with EDELCA to purchase hydroelectric energy. Savings were obtained both in fuel consumption and the operating expenses of power facilities.

Total Operating Expenses (without depreciation) during the fourth quarter of the year 2004, increased by 1.9% with respect to the same quarter in 2003. This increase was in part offset by the cost reduction plan that is currently underway.

Operating Expenses (Millions of Bs.)


587,720
610,823
159,863
162,986
2003
2004
4Q 03
4Q 04

EBITDA at the end of the year stood at Bs. 647.1 billion with an EBITDA Margin of 51.4%.

The **EBITDA** for 2004 stood at Bs. 647.1 billion, down 6.4% with respect to 2003, this was the result of both, the 1.6% decrease in the Operating Revenue and 3.9% increase in Operating Expenditures. The EBITDA represents 4.8 times the interest expenses.

The **EBITDA Margin** for the year stood at 51.4%, down 260 bps compared to 2003.

The EBITDA and EBITDA Margin for the fourth quarter of 2004 stood at Bs. 164.6 billion and 50.2% respectively.


EBITDA (Millions of Bs.)
690,968
647,052
183,547
164,586
2003
2004
4Q 03
4Q 04
Margin:
54,04%
51,44%
53,45%
50,24%

49.3% decrease in monetary results for the exercise.

The **Integral Cost of Financing** for 2004 increased by Bs. 25 billion (13.2%) from 2003. This was due to the decrease of: a) 49.3% in the monetary balance (because inflation was 790 bps lower than in 2003), and b) the passive monetary position as a result of debt amortization and early payment of external loans.

This increase was offset by: a) The inter-annual reduction of interest rates and financial expenses by 22%, due to lower local active interest rates and b) A net exchange gain of 14.6% with respect to 2003, due to the efficient usage of hedge instruments, that eased the devaluation effects.

Integral Cost of Financing (Millions of Bs.)

	2003	2004	4Q 03	4Q 04
Interest and Financial Expenses	(213,604)	(166,546)	(90,822)	(47,707)
Net Exchange Gain (Loss)	(171,966)	(146,886)	55,438	5,518
Result of Exposure to Inflation	196,845	99,736	24,671	17,535
	(188,725)	**(213,696)**	**(10,713)**	**(24,653)**

During 2004, a net loss of Bs. 4.6 billion was reported

During 2004 EDC could not completely offset the effects of the currency devaluation (20% compared to US$) and the increase in operating expenses, even though a costs-reduction plan had been undertaken by Management. The tariff lag in 2004 had an impact on the company's financial results for the exercise ending in December 2004. This produced a **Net Loss** of Bs. 4.6 billion.

In the fourth quarter a **Net Income** of Bs. 42.1 billion was recorded. This is 48.9% lower than the income obtained in the same quarter in 2003. This reduction was partially due to early additional charges resulting from the early payment of foreign loans.

This is part of the refinancing strategy started by the company to improve the debt maturity profile.


Net Income (Loss) (Millions of Bs.)
92,694
(4,647)
82,396
42,126
2003
2004
4Q 03
4Q 04

During 2004, Bs.64.78 were paid per share

Dividends

On December 16, 2004, a extraordinary dividend of Bs. 15.28/share (Bs. 764 by ADS) was paid in cash. This payment was made to shareholders registered as of December 08, 2004. During 2004 the total dividends paid per share reached 64.78 Bs. (Bs. 3,239 by ADS).

Dividends paid Bs./Share (total year)


82.05
64.78
56.00
17.50
6.00
2000
2001
2002
2003
2004

The merger of CALEV and ELEGGUA with EDC was effective on December 30, 2004

Merger CALEV-ELEGGUA with EDC

On December 30, 2004 the merger of affiliates C.A. Luz Eléctrica de Venezuela and C.A. Electricidad de Guarenas and Guatire with C.A. La Electricidad de Caracas became effective.

This merger was agreed upon in response to the separation of activities and was presented to the Ministry of Energy and Mines to comply with the stipulations of the Organic Law for Electrical Service (LOSE).


Shareholders
Luz Eléctrica de Venezuela
ELEGGUA

SUMMARY OF FINANCIAL STRATEGY

Total debt stands at US$ 780 MM

The year 2004 ended with a financial debt of US$ 780 MM, showing an increase of US$ 116 MM with respect to 2003. This variation is the consequence of placing new Notes for US$ 260 MM on the market on October 28, headed by ABN Amro. These notes have 10 years to maturity and yield 10.25%. The resources obtained by placing ABN Notes were used during the fourth quarter to make an early payment on existing short-term debts for a total of US$ 133.8 MM. This early payment program will be continued throughout the first quarter of 2005.

During the first semester of 2004, a Syndicated Loan for Bs. 200 billion (US$ 104 MM) was approved as well as a loan from ABN Amro Bank for US$ 50 MM.

These financing arrangements increased the average life of the debt to 4.18 years, significantly improving with respect to 2003.

Cost of the Debt 10.33%
Average life of the debt 4.18 years

The average weighted cost of the debt for 2004 was 10.33% for the total debt, 8.46% for foreign currency debt, and 16.88% for local currency debt.

Financial leverage (Debt/Equity) stood at 51.0%.

Total Financial Debt
(In million US$)


Years
2000
2001
2002
2003
2004
1,160
1,099
794
664
780
32.8%

Structure of the Financial Debt

	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04
Bs.	19%	21%	25%	26%	22%
US$	81%	79%	75%	74%	78%
Fixed Rate	77%	78%	73%	71%	74%
Variable Rate	23%	22%	27%	29%	26%
Short Term	26%	67%	32%	34%	27%
Long Term	74%	33%	68%	66%	73%

Average Term
(in years)


1.35
1.21
1.79
1.60
4.18
4Q03
1Q04
2Q04
3Q04
4Q04

BUSINESS MANAGEMENT

Tariff Regime

The average prive for Elecar was 101.2 Bs/KWh in 2004

During 2004, the average tariff for Elecar (EDC, Calev and Eleggua) was 101.2 Bs./KWh. This was the result of adjusting the CACE (Adjustment Charge for Fuel and Energy) by 4.5% - due to a price increase in for methane gas and an increase in energy purchases – as well as the last FAP (Price Adjustment Factor) adjustment of 2.5% in December of 2003.

The average price in 2004 was:

Applicable to EDC, CALEV & ELEGGUA
(Year 2004)

Type of Service	Bs./KWh
Residential	108.3
General	110.4
Industrial	77.2
P. L. & Government	86.4
Average *	**101.2**

Applicable to CALEY
(Year 2004)

Type of Service	Bs./KWh
Residential	93.6
General	75.3
Industrial	82.4
P. L. & Government	44.8
Average	**79.5**

* Including costs for taxes and CACE (Adjusment Charge for fuel and energy)

Current Tariff:

The average price in the fourth quarter of 2004 (after the application of the current tariff) is as follows:

Applicable to EDC, CALEV & ELEGGUA
(4Q 2004)

Type of Service	Bs./kWh
Residential	110.8
General	112.5
Industrial	79.3
P. L. & Government	88.4
Average *	**103.5**

Applicable to CALEY
(4Q 2004)

Type of Service	Bs./kWh
Residential	95.2
General	76.7
Industrial	84
P. L. & Government	45.8
Average	**81.0**

* Including costs for taxes and CACE (Adjusment Charge for fuel and energy)

Generation

During 2004, net energy generation totaled 10,354 GWh

At the end of 2004, the net energy generated in our power facilities totaled 10,354 GWh, a 14.9% decrease from 2003. In the fourth quarter of 2004, net energy amounted to 2,233 GWh, 34.7% down from 2003. This is a result of the recovered Guri Dam water levels, which caused a reduction in thermoelectric production.

Through an agreement with EDELCA to purchase hydroelectric energy, EDC bought 859 GWh from the NIS to satisfy the totality of the demand in our service area. This led to cost reductions resulting from decreased use of the generating units and reduced Fuel-Oil #6 consumption.

Installed Capacity (MW)	4Q04
Arrecifes	120
Ampliación Tacoa	1,410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Installed Capacity	**2,616**

Generation and Net Energy Purchases (GWh)	4Q03	1Q04	2Q04	3Q04	4Q04
Gross Generation*	3,507	2,880	2,988	2,473	2,303
Purchased Energy (Includes CALEY)	78	73	135	717	940
Internal Consumption and Losses	(564)	(689)	(661)	(630)	(619)
Total Sold Energy	**3,021**	**2,264**	**2,462**	**2,560**	**2,623**
Net Generation	3,420	2,803	2,913	2,405	2,233
Plant Availability (Rolling average) (%)	80.26	81.02	85.74	83.65	84.07
Net Capacity Factor (%)	70.09	58.40	54.01	50.44	46.82

* Does no t include GENEVAPCA

Transmission and Distribution

The energy consumed totaled 11,461 GWh

During 2004, the total energy consumed by the transmission and distribution system amounted to 11,461 GWh, accounting for an inter-annual increase of 4.5%. Whereas, in the fourth quarter, the energy entering in the system amounted to 2,976 GWh, with a 3.2% increase from 2003.

Network Data

	December 31, 2004				
	230kV	69kV	30kV	Total	%
Lines installed (Km)					
Aerial	364	900	167	1,431	60.8
Underground	24	564	334	922	39.2
Total lines installed	388	1,464	501	2,353	100.0
Substations (#)	7	14	8	29	
Installed capacity (MVA)	3,340	4,563	982	8,884	

	December 31, 2004				
	12.47kV	8.3kV	4.8kV	Total	%
Lines installed (Km)					
Aerial	3,243	524	603	4,370	64
Underground	1,421	68	1,000	2,489	36
Total lines installed	4,664	592	1,603	6,859	100
Substations (#)	46	9	49	104	
Installed capacity (MVA)	3,303	89	898	4,289	
Feeders thousands (#)				1,082	

Performance Indicators

Improvements in the SAIDI (25.2%) and SAIFI results (22.1%) as compared to December 2003

At the close of the fourth quarter, the **System Average Interruption Duration Index** (SAIDI) - installed KVA with unforeseen interruptions times the duration of the interruption in minutes divided by the total KVAs - stood at 3.75 hours, showing an improvement of 25.2% with respect to December 2003.

The **System Average Interruption Frequency Index** (SAIFI) – installed KVA with unforeseen interruptions divided by total KVAs – improved by 22.1%. The indicator stands at 2.95.

Improvements reflected in these two indicators are the result of: a) enhancements in network automation, b) improvements in the system's preventive maintenance plans, and c) adding line fuses to reduce failures caused by falling trees or branches (which are the main cause of failure in the rainy season).

SAIDI
Expressed in Hours
(Annual Moving Average)


5.01
4.97
4.93
4.65
4.6
4.73
4.81
3.85
3.83
3.72
3.70
3.85
3.75
Good
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2003
2004

SAIFI
Times
(Annual Moving Average)


3.79
3.77
3.84
3.18
3.18
3.02
3.05
2.94
2.92
2.87
2.89
3.04
2.95
Good
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2003
2004

Adaptation of the Transmission Oil Laboratory

Improvements in the Transmission Oil Laboratory

During the fourth quarter, work was completed on the adaptation of the new headquarters for the Oil Laboratories. Last generation technology was incorporated for dielectric testing by means of quick, timely, precise and low-cost diagnostics, both of EDC´s internal equipment, as well as that belonging to other local and foreign companies. The Oil Laboratories also began the ISO 9001-2000 certification process.

RCM@D Project

The RCM philosophy will be used in the service area

The purpose of this project is to promote the RCM methodology (Reliability Centered Maintenance) in the distribution network. In October 2004, the Implementation stage was initiated, which included a number of activities, such as: a facilitators program, induction workshops, and basic training.

In December, a goal was established for implementing this technology in the service area, thus expanding the original scope of this project. The project team is currently evaluating a method for this new implementation stage.

Retail

At the closing of the year, the Customer Assistance Network is providing for 94 collection agents

EDC continues to adapt to our customers' needs with the incorporation of 5 new payment locations. Our Customer Service Network consists of 94 collections counters in Authorized Agencies, 10 commercial offices and more than 400 bank agencies available for online payment.

Among the most significant achievements for the fourth quarter are:

- Reading estimates were reduced to 5.40%.
- Reduction in tolerance limits for validating readings and amounts invoiced (quality testing).
- Processing of low-tension meters with Consumption, recovering over 14 GWh.
- Elimination of over 8.300 disconnected meters without consumption, resulting in savings on tax payments.
- Reduction of non-invoiced Supplies to 9 of every 10.000.

Management Indicators

The number of **total registered customers** at the end of 2004 amounted to 1,094,008. 85% corresponded to residential customers, 13.6% to general customers and 1.4% to industrial and public lighting customers. The number of registered does not take into account whether they are connected nor their status in the system's data base.

By the end of 2004, the **total number of billed customers** was 976,340; 87% of whom are residential, 11.6% of whom are general, and 1.4% are industrial and public lighting.

Energy sales in the service area stood at 2,623 GWh, up 0,2% with respect to the same period in 2003.

Total Registered Customers 1,094,008

 # Customer (Registered)

Sectors	4Q03	1Q04	2Q04	3Q04	4Q04	4Q04 Vs 4Q03
Residential	929,839	922,512	935,289	936,876	929,483	-0.04%
Industrial	9,193	8,715	8,780	8,817	8,797	-4.31%
General	148,850	146,971	149,008	149,557	148,334	-0.35%
Street Lighting and Government	7,411	7,298	7,373	7,392	7,394	-0.23%
Total	**1,095,293**	**1,085,496**	**1,100,450**	**1,102,642**	**1,094,008**	**-0.14%**

Total Billed Customers 976,340

Customer (Supplies)

Sectors	4Q03	1Q04	2Q04	3Q04	4Q04	4Q04 Vs 4Q03
Residential	857,945	854,852	852,199	849,727	849,999	-0.93%
Industrial	6,962	5,742	6,402	6,414	6,275	-9.87%
General	113,972	112,902	113,423	113,278	113,214	-0.67%
Street Lighting and Government	6,840	7,074	6,763	6,778	6,852	-0.95%
Total	985,719	980,570	978,787	976,197	976,340	-0.95%

Energy Sales for 2004 were 9,904 GWh

Consumption (GWh) (w/o Genevapca)

Sectors	4Q03	1Q04	2Q04	3Q04	4Q04	4Q04 Vs 4Q03
Residential	912	804	877	919	936	2.63%
Industrial	531	433	470	483	499	-6.03%
General	949	827	901	924	955	0.63%
Street Lighting and Government	226	197	212	234	233	3.10%
Total Service Area	2,618	2,261	2,460	2,560	2,623	0.19%
National Interconnected System	403	3	2	0	0	-100.00%
Total (service area+NIS)	3,021	2,264	2,462	2,560	2,623	-13.17%

Accounts receivable dropped by 11.5%

Overall collections effectiveness stood at 101% at the closing of the fourth quarter of 2004. This indicator closed at 98% for private sector accounts and 115% for public sector accounts.

Collections Effectiveness


1.10
1.00
0.90
0.80
0.98
0.93
0.99
0.99
1.01
Goo
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04

The accounts receivable turnover showed improvement, basically due to the collection results through the Agreement to Reduce Government Debt.

The **EDC accounts receivables turnover** for the closing of the fourth quarter of 2004 was 2.13 months compared to 2.42 in December 2003. This improvement was the effect of positive collections results from the public sector thanks to the Agreement to Reduce Government Debt.

Accounts Receivable Turnover (months)


4.00
3.00
2.00
1.00
0.00
2.42
2.42
2.40
2.12
2.13
Good
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04

Agreement to Honor the Government Debt

On July 28, 2003, EDC signed an agreement to offset the accounts receivable belonging to the government with the accounts payable owed to Petróleos de Venezuela, S.A. PDVSA. As of December 31, 2004, the company has offset Bs. 47.7 billion. As a result, the government has paid off the total balance stipulated in the aforementioned Agreement.

First service company in Venezuela to be certified in service quality.

Quality Certification ISO 9001 2000

In December, EDC received ISO 9001 2000 Certification from Fondonorma and IQNet for the Customer Service Network in its Commercial Offices –suburban area–, Help Desk and its Lighting Laboratory.

The certified processes will be based on eight quality management principles for obtaining performance improvement: a customer focused organization, leadership, personnel participation, process-based approach, management-based system approach, systematic improvement, fact-based decision making approach and a mutually beneficial relationship with providers.

This will allow EDC to make better use of its resources, to have objective-oriented personnel, to make decisions based on information and to increase the value of the organization.

Currently, the quality systems are being implemented in the different units of the organization.

Improvements in the culture for reporting and follow up on accidents

Safety for EDC Personnel

In 2004, 25 accidents were recorded with a moderate amount of lost time incidents. In order to prevent such accidents, corrective measures are being taken to improve the culture for reporting incidents and following up on accidents.


Number of Accidents
2000
73
2001
29
2002
26
2003
27
2004
25

Cost-Reduction Oriented Programs

Recovery of Transmission and Distribution Equipment

Equipment recovery contributes to cost-reductions, the optimization of the use of assets and the conservation of the environment

Optimizing the use of the assets of the electric network and environmental conservation efforts contributed to the reduction in costs during the fourth quarter. 584 pieces of equipment were recovered in repair shops, producing savings of Bs. 2.5 billion compared with the purchase price. During 2004, a total of 2,711 pieces of equipment were recovered accounting for savings of Bs. 8.4 billion, 147% above the original goal for 2004.

Recovery of Distribution Equipment


Equipment Recovery 1,258
Savings MM Bs. 3,700
Equipment Recovery 2,711
Savings MM Bs. 8,426
2003
2004

Additionally, the Transmission unit recovered different types of equipment in its repair shops: switch chambers in larger S/S (savings of Bs. 172.8 MM); cups in underground cables (savings of Bs 13.8 MM); treated oil in connection boxes and transformers (savings Bs. 197.1 MM).

Substitution of Transformers

Transformer Substitution Plan resulted in Bs. 110 MM in savings

Network transformers that were being used below capacity were relocated and installed where their capacity could be optimized, generating savings through a reduction in new equipment purchases.

The savings due to the purchase of new transformers amounted to Bs. 110 MM.

Neutrals Theft-Reduction Plan

63% reduction in neutrals thefts

In the fourth quarter, EDC continued the project for changing and installing locks in distribution basements to avoid theft of conductors, specifically neutrals. This is expected to reduce expenses for repurchasing such conductors and eliminate resulting service failures. A total of 3,500 basements were modified.

This resulted in 546 reported theft cases in the Metropolitan Area compared to 1,508 in 2003, showing a downward trend of 63%. These thefts produced a 60% reduction in losses (Bs. 140.1 MM compared to Bs. 355.7 MM). The goal for loss reduction was far surpassed.

Programs oriented towards recovering energy losses

103.6 GWh recovered during 2004 fourth quarter.

At the end of 2004, energy losses stood at 17.82%, non-technical losses being 10.34%.

Through the creation of the Energy Losses Unit a recovery level of 297.3 GWh was reached at the end of the forth quarter, accounting for 97.5% of the goal set in July 2004.

As a result of the initiatives began in the forth quarter, the following results have been achieved:

- 974 new customers;
- Recovery of 103.6 GWh, turning over the monthly losses indicator;
- Installation of 19 collective meters in higher-losses areas;
- Removal of 6,368 illegal street lights;
- Substitution of 14,590 non-calibrated meters; and
- Gauging of 95% of the remote measurement units in the distribution substations.

Last quarter, a pilot program was initiated for metering certification in smaller substations. This program currently reports an 85% progress.

An "Opportunities Map" was prepared to geographically display high-losses areas within the EDC service area. This information allows for more effective strategies to be developed for detecting and recovering non-invoiced energy. Technical and commercial information about energy losses was used as input to make the map. These activities, along with the Communications Plan encompass both the community and company.

Barrio Eléctrico

A pilot project offered a shantytown legal connections to electric service, using pre-paid meter technology

Three pilot projects are currently underway in order to test the distribution and invoicing needs in low-income areas whose residents have never been formal customers. A multitask team has been testing different technical, commercial and tariff options, to provide an adequate service according to the expectations of our future customers.

The first pilot for the Barrio Eléctrico Project started by providing electricity to a barrio (shantytown) using pre-paid meter technology and community participation.

The goal of these pilots is to find sustainable solutions that could be copied in Caracas and in other AES companies around the world. Conversations have been held and presentations given to multilateral agencies in order to raise funds.

Change your Lighting Project

"Change your Lighting" recovered 6.3 GWh

The "Change your Lighting" project began as an initiative to reduce losses. This program's objective is to remove the strings of lights using 100V incandescent light bulbs that are illegally connected. A total of 14,600 light bulbs were removed, recovering 6.3 GWh, which totals Bs. 124 MM per year. With prior authorization from the Mayor´s Office and the communities, a program was started in some of the low-income areas for installing new public lighting and formalize service. In light of the benefits this program provides to the communities, the Caracas Mayor´s Office decided to assume the investment costs for processing new requests.

The Customer - Transformer Relationship Project

The customer-transformer relationship provides more accurate information about each meter.

This project focuses on identifying the meters connected to each transformer in the distribution network. Significant information can be learned about each customer from their respective meter. The information becomes useful input for the following initiatives: a) losses recovery (detection of illegal connections), b) update of the commercial and distribution data bases, c) better data regarding programmed and unforeseen service interruptions, allowing to be more precise about which customers are affected by preventive maintenance or by a system failure.

At the end of 2004, advances were made in identifying substations (13 out of 73 in the metropolitan area) and customers connections were checked (28% of our customer base). The theoretical recovery potential is estimated at 198.2 GWh per year.

Client-transformer information collection should be completed by the end of 2005.

SUBSIDIARIES

GENEVAPCA
Energía positiva en acción

At the end of the fourth quarter, Generacion de Energia y Vapor (GENEVAPCA) in addition to meeting its commitments with PDVSA, continued reducing the electric energy shortage in the Paraguana Peninsula with a contribution of 163 GWh to CADAFE. This accounts for approximately 44% of the electricity demand in the area, supporting the NIS and the Venezuelan Electric System. The total contribution for the year 2004 was 648 GWh, making up 52% of the electricity consumption in the Paraguana Peninsula.

Electric energy sales for the fourth quarter totaled 339 GWh, whereas steam sales totaled 242,288 MT.

The total sales for the year rose to 1,433 GWh, which represents a 9% increase with respect to 2003. Steam sales totaled 944,366 MT, representing a 17% increase from 2003.

Energy Contributions to the Venezuelan Electrical System (GWh)


136
130
177
178
163
4Q 03
1Q 04
2Q 04
3Q 04
4Q 04

Administradora SERDECO, C.A.

At the end of 2004, SERDECO´s Operating Revenue totaled Bs. 19.2 billion and operating expenses totaled Bs. 14.1 billion. For the fourth quarter, the Operating Revenue stood at Bs. 5.7 billion, with a drop of 6% with respect to the fourth quarter of 2003. This decrease was caused by a lag in the tariff adjustment for waste collection services and a decrease operations of gas services.

Operating expenses for the quarter stood at Bs. 4.4 billion, with a 33% decrease with respect to the same term in the previous year. This was due to a decrease in the operating regime of the Gas business and rationing self-consumption.

COMMOVIL
Soluciones Tecnológicas

Commovil closed the year 2004 with an Operating Revenue of Bs. 3.3 billion and operating expenses at Bs. 1.6 billion. During the fourth quarter income totaled Bs. 787 million.

At the end of the fourth quarter, this company had 182 customers, providing services such as sales, rentals and equipment (radios and accessories) repair. Service availability reached 99.6%.

smart power

Smartpower has consolidated its position as a tech partner among a group of high energy consuming companies at the domestic level.

49% of the offers Smartpower made were accepted.

On December 15, AES network received the ISO 9001 2000 certification from Fondonorma, for its installation, operation and retail services in telecommunications.

At the end of the fourth quarter, this company had 34 customers comprised of local and international telecommunications operators as well as Internet Service Providers.

Its Operating Revenue for 2004 totaled Bs. 7.5 billion and its operating expenses totaled Bs. 3.4 billion. Forth quarter income reached Bs. 2.2 billion. Network availability for that same term stood at 99.99%.

The share closed at the end of the year at Bs. 499.90

STOCK MARKET

EDC Share

The share experienced a 13.6% increase in value in 2004 closing at Bs. 499.9. This increase is partially due to the merger of ELEGGUA and CALEV with EDC, and to the distribution of extraordinary dividends throughout 2004. Investor return for the period, including dividends, was 28.34%


EDC Share Price
(Bs.)
440
443
450
495
499.9
4Q 03
1Q 04
2Q 04
3Q 04
4Q 04

Market capitalization decreased 5.3% with respect to the previous year

Market Capitalization

Market capitalization amounted to US$ 827 MM, down 5.3% from December 2003. This decrease is due to the 20% devaluation of the Bolivar relative to the US$ during 2004. Nevertheless, the share price increased by 13.6% during this period.


Market Capitalization
(Million US$)
873
733
744
819
827
4Q 03
1Q 04
2Q 04
3Q 04
4Q 04

EVENTS

The format of the new electricity invoice contributes to reduce costs

New format and design for utilities invoices

As of January, EDC offers its customers a new format and design for utilities invoices. The customers will receive the same information, displayed in a simpler manner. Customer data is presented in sections: the amount due for electricity service, consumption trends, details on current charges for services provided, as well as balance regarding waste collection and sanitation services.

The new design for the invoice has a more flexible presentation, is easy to understand and is adapted to the customers requirements. The envelope was also redesigned to improve the communications process and to establish a better connection with the customer.

Additionally, trials were run on sending invoices:

-Via e-email: Residential, Commercial and Industrial Customers.

-In Digital Format: Big Customers and Public Sector

These services will be available for our customers in the first quarter of 2005, having a significant effect on customer satisfaction and reducing the costs for providing the service.

SOCIAL RESPONSIBILITY

Avila Arriba



The Avila National Park is a source of energy and life as it houses many of the country's most important ecosystems. It is located in the Northern-Central area of Venezuela and expands throughout the Capital City (parallel to the coast line) and Miranda State.

Throughout 2004, a number of activities were carried out, with the active participation of our workers and the support of the National Parks Institute (INPARQUES), including: cultivating native plants, installing new signposts in the Sabas Nieves sector, and publishing and distributing a colored map of The Avila.

Voluntary Payroll Donation

The Grade-school and Pre-school unit of the Unidad Educativa Parroquial San José, located at Carayaca in the State of Vargas opened its doors thanks to the contributions of EDC workers through the Voluntary Payroll Donation Program (AVN). This program forms part of the Community Voluntary Dividend (DVC) initiatives, and receives financial support from the International Finance Corporation (IFC), an agency belonging to the World Bank.

With an investment surpassing 700 million Bolivars, this new school will benefit more than 600 students and 500 families from Carayaca, and neighboring communities such as: La Esperanza, Tarma, Petaquire and Catia la Mar.

This initiative was carried out in hopes of developing new talents that will play an active roll in the construction of a better country.

Andres Gluski, the company's President, declared: "This year, at EDC we have kept and strengthened our commitment and collaboration by developing many social initiatives such as Donate your Change, A Light for Integration and The ElectroBus, in addition to efforts made to conserve the environment."

Donate Your Change

The Donate Your Change program completed one year of operations. During these twelve months, cashiers in the Commercial Offices have encouraged customers to donate their change from paying their utility bill.

Through the Donate Your Change Program, the generous contribution of our customers of Bs. 50 MM was used for the expansion of the "Enrique de Ossó" School, located in a densely populated area of Caracas.

Upcoming projects to be financed by the Donate Your Change Program include the construction of a library and a computer laboratory for the Unidad Educativa Nuestra Señora de Coromoto school, located in a rural EDC service area.

As of October, EDC has promoted the Donate Your Change program in the media to show the impact that the donations to Fe y Alegría have on low-income areas.

As of December, the Program had collected over Bs. 135 MM.

The ELECTRObus



During the fourth quarter of 2004, the ELECTRObus welcomed 918 people, children and adults alike. Since its inauguration in November 2003, 16,026 people have visited the ELECTRObus. Guests attend interactive talks for approximately 45 minutes about electricity and efficient use in the home.

The ELECTRObus initiative has contributed to the Satisfaction Index by informing about efficient energy use, which reached an average of 80.54% in the fourth quarter.

The Market Communications Unit, together with Meters Workshop designed a "portable meter" to complement this initiative. This workshop uses a portable meter to record consumption of different types of equipment connected to it. This project supports Barrio Electrico in its effort to reach people that the ELECTRObus cannot.

Arboleda Project



This project has been carried out in the Paraguana Peninsula through our affiliate GENEVAPCA and in conjunction with other local govermental organizations in an attempt to reforest the Peninsula with native species.

Currently, 2,550 trees of different species have been planted, exceeding the original goal of 2,000. An environmental-friendly message has given in 20 educational institutions to a total 11,000 people including children, adolescents and adults, surpassing the original goal of 10,000 people for 2004.

A Light for Integration

The "Light for Integration" program was developed in conjunction with Asodeco (a pioneer institution in the area of social-labor integration for people with special needs), to provide jobs for people with different kinds of handicaps and help them develop as productive individuals.

There are currently 5 people involved in this initiative in our commercial offices. This program allows us to ratify the importance we give to solidarity, and our commitment to the country's development.

The results presented in this report have not been audited and were derived according to the Generally Accepted Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan Securities Commission and according to the International Accounting Standards.

These results have been adjusted to reflect the effects of inflation following the aforementioned accounting standards and are presented in constant bolivars as of December 31, 2004.

As of December 2004, the exchange rate was 1,920.00 bolivars per US dollar and the average exchange rate for the year was 1,886.38 bolivars per US dollar. The Consumer Price Index (1997 base year) for the end of December, 2004, was 459.65 and the average Consumer Price Index for the January-December 2004 period was 428.73.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an affiliate of The AES Corporation (AES). EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). EDC American Depositary Receipts (ADRs) are dealt in the U.S. "over-the-counter" market under "ELDAY."

AES is a leading global power company, with 2004 sales of $9.5 billion. AES delivers 45,000 megawatts of electricity to customers in 27 countries through 113 power facilities and 17 distribution companies. Our 30,000 people are committed to operational excellence and meeting the world's growing power needs.

Please send your questions or comments to Investor Relations at **edcinversionistas@aes.com**

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED INCOME STATEMENT
(Based on unaudited financial statements and expressed in millions of constant bolivars as of December 31, 2004)

	4Q03 Bs	1Q04 Bs	2Q04 Bs	3Q04 Bs	4Q04 Bs	2003 Jan-Dec Bs	2004 Jan-Dec Bs	2004 Jan-Dec MM US$
Operating Revenues	343,410	295,753	303,059	331,491	327,572	1,278,688	1,257,875	667
Operating Expenses	(159,863)	(143,677)	(132,548)	(171,612)	(162,986)	(587,720)	(610,823)	(324)
EBITDA	183,547	152,076	170,511	159,879	164,586	690,968	647,052	343
EBITDA MARGIN	53.45%	51.42%	56.26%	48.23%	50.24%	54.04%	51.44%	51.44%
Depreciation	(87,903)	(93,497)	(97,271)	(99,536)	(88,483)	(364,322)	(378,787)	(201)
EBIT	95,644	58,579	73,240	60,343	76,103	326,646	268,265	142
EBIT MARGIN	27.85%	19.81%	24.17%	18.20%	23.23%	25.55%	21.33%	21.33%
Other Income and (Expenses),Net	3,489	(14,669)	(5,773)	9,055	(13,242)	(3,172)	(24,629)	(13)
Integral Cost of Financing	(10,712)	(122,711)	(40,555)	(25,777)	(24,653)	(188,725)	(213,696)	(113)
INCOME (LOSS) BEFORE PROVISION TAXES, DISCONTINUED OPERATIONS, EQUITY IN NET INCOME OF AFFILIATED COMPANY AND MINORITY INTEREST	88,421	(78,801)	26,912	43,621	38,208	134,749	29,940	16
Provision for Income Tax	(3,941)	(10,064)	(13,623)	(14,048)	2,997	(40,423)	(34,738)	(18)
Discontinued Operations	3	-	1,170	(2,155)	985	(310)	(0)	(0)
Equity in Net Income of Affiliated Company	(800)	-	194	(198)	249	(37)	245	0
Minority interest	(1,287)	3	(724)	941	(314)	(1,285)	(94)	(0)
NET INCOME (LOSS)	82,396	(88,862)	13,929	28,160	42,126	92,694	(4,647)	(2)
NET MARGIN	23.99%	-30.05%	4.60%	8.49%	12.86%	7.25%	-0.37%	-0.37%
NET INCOME (LOSS)PER SHARE	26.17	(28.23)	4.42	8.95	13.38	29.45	(1.48)	(0.00)
NET INCOME (LOSS) PER ADR	1,309	(1,411)	221	447	669	1,472.27	(73.81)	(0.04)
OUTSTANDING SHARES (millions)	3,148	3,148	3,148	3,148	3,148	3,148	3,148	3,148

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED BALANCE SHEET

(Based on unaudited financial statements and expressed in millions of constant bolivars as of December 31, 2004)

	2003 December 31	2004 December 31
ASSETS		
Current Assets	991,075	1,246,141
Cash and Cash Equivalents	535,748	768,065
Property, Plant and Equipment, net	3,905,925	3,601,589
Investments	78,604	4,896
Long Term Accounts Payable	49,401	38,034
Intangible Assets and Deferred Credits	34,074	45,243
Total Assets	**5,059,079**	**4,935,903**
LIABILITIES AND EQUITY		
Current Liabilities	786,068	755,510
Short Term Debt	348,179	407,746
Long Term Debt	919,730	1,089,386
Others Liabilities	204,989	156,709
Equity	3,148,292	2,934,298
Total Liabilities and Equity	**5,059,079**	**4,935,903**
Current Assets/Current Liabilities	**1.26**	**1.65**
Short Term Debt/Long Term Debt	**0.38**	**0.37**
Equity/Total Assets	**62.23%**	**59.45%**
Financial Debt/Total Capitalization	**28.71%**	**33.78%**

#82-4896

La Electricidad de Caracas
y sus empresas filiales
una empresa AES



C. A. LA ELECTRICIDAD DE CARACAS ANUNCIA SUS RESULTADOS CONSOLIDADOS DEL AÑO Y DEL CUARTO TRIMESTRE DE 2004

Para el cuarto trimestre, la EDC registró una utilidad neta de Bs. 42,1 millardos, ingresos operativos por Bs. 327,6 millardos y el EBITDA se situó en Bs. 164,6 millardos con un Margen EBITDA de 50,2%.

ASPECTOS RESALTANTES

- Los ingresos de operación durante el año alcanzaron Bs. 1.257,9 millardos.
- El EBITDA para el año 2004 alcanzó Bs. 647,1 millardos con un Margen EBITDA de 51,4%.
- La pérdida neta del año totalizó Bs. 4,6 millardos.
- En el mes de octubre EDC colocó US$ 260 MM en bonos a 10 años en el mercado internacional, destinados a la cancelación anticipada de deudas existentes.
- En el último trimestre EDC canceló por anticipado deudas externas por US$ 133,8 MM.
- Deuda total al cierre del año US$ 780 MM.
- El 30 de diciembre se hizo efectiva la fusión de CALEV y ELEGGUA con EDC.
- El 16 de diciembre de 2004 EDC pagó un dividendo extraordinario de Bs. 15,28 por acción.
- Cadivi autorizó pago de dividendo extraordinario en dólares (resultante del pago de dividendos del 28 de septiembre de 2004 de Bs. 36,65 por acción) a tenedores de ADS a tasa oficial de Bs. 1.920 por US$, por un monto total de US$ 52,4 MM.

FACTORES EXTERNOS (*)

- La Inflación acumulada al cierre de año fue 19,2%; *mientras que la inflación del trimestre* fue 3,9% (menor en 143 bps con respecto al mismo trimestre del 2003).
- El Indice de Precios al Mayor (IPM) creció 22,45% durante el año.
- Devaluación acumulada del año: 20% (Bs.1.920/US$).
- El PIB durante el año 2004 creció 18,4%. (**)
- Desempleo promedio al cierre de diciembre fue 10,9%.

( ) Fuente: BCV e INE*
(**) Estimación de Metroecónomica.

RESULTADOS FINANCIEROS

Los Resultados Financieros, que se presentan en este informe, han sido preparados de conformidad con las "Normas para la Elaboración de los Estados Financieros de las Entidades sometidas al Control de la Comisión Nacional de Valores" (CNV) y de acuerdo con los Principios de Contabilidad de Aceptación General en Venezuela, emitidos por la Federación de Colegios de Contadores Públicos de Venezuela y están expresados en millones de bolívares constantes al 31 de diciembre de 2004, de acuerdo con la DPC 10 "Normas para la Elaboración de Estados Financieros Ajustados por Efectos de la Inflación".

Persona Contacto:
Scarlett Alvarez U.
Directora Relaciones con Inversionistas
58-212/ 502.2950
edcinversionistas@aes.com
www.laedc.com.ve

Comparación Trimestral: (millones de Bs.)	4T 03	1T 04	2T 04	3T 04	4T 04
Ingresos de Operación	343.410	295.753	303.059	331.491	327.572
Gastos de Operación	(159.863)	(143.677)	(132.548)	(171.612)	(162.986)
EBITDA	**183.547**	**152.076**	**170.511**	**159.879**	**164.586**
MARGEN EBITDA	**53,45%**	**51,42%**	**56,26%**	**48,23%**	**50,24%**
Utilidad (Pérdida) Neta	**82.396**	**(88.862)**	**13.929**	**28.160**	**42.126**

El Margen EBITDA por el año terminado en diciembre de 2004, se ubicó en 51,4%

Por los años terminados el: (millones de Bs.)	31-12-03	31-12-04	Var. Bs.	Var. %
Ingresos de Operación	1.278.688	1.257.875	(20.813)	-1,63%
Gastos de Operación	(587.720)	(610.823)	23.103	3,93%
EBITDA	**690.968**	**647.052**	**(43.916)**	**-6,36%**
MARGEN EBITDA	**54,04%**	**51,44%**	**(260) bps**	
Utilidad (Pérdida) Neta	**92.694**	**(4.647)**	**(97.341)**	

Durante el año 2004, el rezago tarifario incidió en la disminución de los ingresos de operación

Durante el año 2004 los **Ingresos de Operación** totalizaron Bs. 1.257,9 millardos disminuyendo en 1,6% con respecto a los obtenidos en el año anterior, como consecuencia de la ausencia de aumentos en las tarifas, los cuales presentan un rezago con relación a la inflación acumulada del año, así como también, al descenso en los aportes de energía al Sistema Interconectado Nacional (SIN), debido a la recuperación de la cota del Embalse de Guri. Esta disminución en los ingresos de operación se compensa con el incremento de la demanda de energía de 2,8%, para la zona servida.

Los ingresos de Operación se situaron en el cuarto trimestre de 2004 en Bs. 327,6 millardos, cifra que representa una disminución de 4,6% en comparación con el mismo trimestre del año anterior; a pesar del incremento de la demanda de energía en la zona servida de 0,2% durante el trimestre y al despliegue de las iniciativas llevadas a cabo por la unidad de Coordinación de Pérdidas; logrando revertir la tendencia creciente del indicador de pérdidas mensuales de energía al recuperar 103,6 GWh durante el trimestre.

Ingresos de Operación (Millones de Bs.)


1.278.688
1.257.875
343.410
327.572
2003
2004
4T 03
4T 04

Los gastos operativos aumentaron 3,9% durante el año 2004

Los **Gastos de Operación (sin depreciación)** para el año 2004 totalizaron Bs. 610,8 millardos, aumentando en 3,9% con respecto al año anterior. Este aumento obedece principalmente a la influencia de los siguientes factores:
a) Aumento del costo de la mano de obra propia por el efecto de la aplicación, a partir del mes de enero de 2004, de la segunda parte del incremento salarial acordado en la Convención Colectiva de Trabajo, que entró en vigencia a mediados del año 2003; b) Aumento del gasto por concepto de impuestos municipales relacionados con la venta de energía, en proporción al crecimiento de la demanda de energía en 2,8% durante el año; c) Incremento en el precio del combustible en 39,7%. Este aumento en los gastos de operación es compensado en parte por el ahorro obtenido durante el segundo semestre del año en el consumo de combustibles y en el ahorro relacionado con los gastos de operación de plantas de generación; producto del acuerdo de compra de energía hidroeléctrica a EDELCA, para el período de junio a noviembre de 2004.
El total de Gastos de Operación (sin depreciación) durante el cuarto trimestre de 2004, aumentó 1,9% con respecto al mismo trimestre del año anterior. Este incremento es mitigado en parte por la continuación del plan de reducción de costos.

Gastos de Operación (Millones de Bs.)


587.720
610.823
159.863
162.986
2003
2004
4T 03
4T 04

El EBITDA al cierre del año se ubicó en Bs. 647,1 millardos con un Margen EBITDA de 51,4%

El **EBITDA** para el año 2004 se situó en Bs. 647,1 millardos disminuyendo en 6,4% con respecto al año 2003, debido al efecto combinado de la disminución de los Ingresos de Operación en 1,6% y al incremento en los Gastos de Operacón de 3,9%. El EBITDA representa 4,8 veces los gastos de intereses.

El **Margen EBITDA** para el año fue 51,4% disminuyendo en 260 bps con respecto al obtenido en el año anterior.

El EBITDA y Margen EBITDA para el cuarto trimestre de 2004 se situaron en Bs. 164,6 millardos y 50,2%, respectivamente.

EBITDA (Millones de Bs.)


690.968
647.052
183.547
164.586
2003
2004
4T 03
4T 04
Margen:
54,04%
51,44%
53,45%
50,24%

Disminución del resultado monetario del ejercicio en 49,3%

El **Costo Integral de Financiamiento** del año 2004 se incrementó en Bs. 25 millardos (13,2%) al compararse con el año 2003, como consecuencia de la disminución de: a) Resultado monetario en 49,3% (debido a una inflación menor de 790 bps con respecto a la del año 2003), y b) la posición monetaria pasiva como consecuencia de la amortización de deuda y cancelación anticipada de préstamos externos.

Este incremento es contrarrestado por la disminución de: a) los Intereses y Gastos Financieros en un 22%, en comparación al año anterior, debido a la baja de la tasa de interés activa local y b) la Diferencia en cambio neta en 14,6% con respecto a la obtenida el año anterior, por el uso eficiente de los instrumentos de cobertura, que atenuaron el efecto de la devaluación.

Costo Integral de Financiamiento (Millones de Bs.)

	2003	2004	4T 03	4T 04
Intereses y gastos financieros netos	(213.604)	(166.546)	(90.822)	(47.707)
Diferencia en cambio, neta	(171.966)	(146.886)	55.438	5.518
Resultado monetario del ejercicio	196.845	99.736	24.671	17.535
	(188.725)	**(213.696)**	**(10.713)**	**(24.653)**

Durante el año 2004, se reportó una pérdida neta de Bs. 4,6 millardos

Durante el año 2004, EDC no pudo contrarrestar los efectos de la devaluación de la moneda (20% frente al dólar americano) y el incremento de los gastos operativos; a pesar de la aplicación del plan de reducción de costos llevado a cabo por la gerencia. La carencia de un ajuste tarifario durante el año, impactó los resultados financieros de la compañía para el ejercicio que finalizó en diciembre de 2004, al reportar una **Pérdida Neta** de Bs. 4,6 millardos.

En el cuarto trimestre se registró una **Utilidad Neta** de Bs. 42,1 millardos, inferior en 48,9% a la obtenida en el mismo trimestre del año 2003. Esta disminución es atribuible -en parte- a la cancelación de cargos adicionales producto del pago anticipado de préstamos externos con base en la estrategia de refinanciamiento iniciada por la compañía, la cual permitió mejorar el perfil de vencimiento de su deuda.

Utilidad (Pérdida) Neta (Millones de Bs.)


92.694
82.396
42.126
(4.647)
2003
2004
4T 03
4T 04

Durante el año 2004 se pagaron Bs. 64,78 por acción

Dividendos

El 16 de diciembre de 2004 se pagó un dividendo extraordinario en efectivo de 15,28 Bs./acción (Bs. 764 por ADS). Dicho pago se efectuó a los accionistas registrados en libros al 08 de diciembre de 2004. Durante el año, el total de dividendos pagados por acción fue de 64,78 Bs./acción (Bs. 3.239 por ADS).


Dividendos pagados Bs./Acción
(total año)
56,00
82,05
17,50
6,00
64,78
2000
2001
2002
2003
2004

**Fecha efectiva de fusión de CALEV y ELEGGUA con EDC:
30 de diciembre de 2004**

Fusión CALEV-ELEGGUA con EDC

En fecha 30 de diciembre de 2004 se hizo efectiva la fusión de las filiales C.A. Luz Eléctrica de Venezuela y C.A. Electricidad de Guarenas y Guatire con C.A. La Electricidad de Caracas.

Esta fusión se acordó en consideración al Plan de Separación de actividades presentado al Ministerio de Energía y Minas para dar cumplimiento a lo dispuesto en la Ley Orgánica de Servicio Eléctrico (LOSE).


Accionistas
La Electricidad de Caracas
Luz Eléctrica de Venezuela
ELEGGUA

RESUMEN DEUDA FINANCIERA

La deuda total se ubicó en US$ 780 MM

Al cierre del año 2004 la deuda financiera totalizó US$ 780 MM, reflejando un aumento de US$ 116 MM con respecto al año 2003. Esta variación se debe a la colocación de los nuevos bonos, el 28 de octubre de 2004, lideradas por ABN Amro por un monto de US$ 260 MM, con vencimiento a 10 años y un rendimiento de 10,25%. Los recursos obtenidos a través de la colocación de los bonos de ABN, se utilizaron durante el cuarto trimestre para cancelar por anticipado deudas existentes de corto plazo por un monto total de US$ 133,8 MM. Durante el primer trimestre del 2005 se dará continuidad a este programa de pago por anticipado.

Durante el primer semestre del año se obtuvo un Préstamo Sindicado local por Bs. 200 millardos (US$ 104 MM) y un préstamo de ABN Amro Bank por US$ 50 MM.

Estos financiamientos permitieron elevar la vida promedio de la deuda a 4,18 años, una mejora significativa en comparación con el cierre del año 2003.

Costo de la deuda: 10,33% Vida promedio: 4,18 años

El costo promedio ponderado de la deuda, para el año 2004, en moneda extranjera fue de 8,46%, en moneda local fue de 16,88%. El costo promedio ponderado de la deuda total fue de 10,33%.

El apalancamiento financiero (Deuda/Patrimonio) se situó en 51%.

Total Deuda Financiera
(Expresado en millones de US$)


Años
2000
2001
2002
2003
2004
1.160
1.099
794
664
780
32,8%

Estructura de la Deuda Financiera

	Dic-03	Mar-04	Jun-04	Sep-04	Dic-04
Bs.	19%	21%	25%	26%	22%
US$	81%	79%	75%	74%	78%
Tasa Fija	77%	78%	73%	71%	74%
Tasa Variable	23%	22%	27%	29%	26%
Corto Plazo	26%	67%	32%	34%	27%
Largo Plazo	74%	33%	68%	66%	73%

Vida Promedio
(expresada en años)


1,35
1,21
1,79
1,60
4,18
4T03
1T04
2T04
3T04
4T04

GESTIÓN DEL NEGOCIO

Régimen Tarifario

Precio promedio Elecar 101,2 Bs./KWh durante el año 2004

Durante el año 2004, la tarifa promedio de Elecar (EDC, Calev y Eleggua) resultó en 101,2 Bs./kWh, producto de la aplicación del CACE (Cargo por Ajuste de Combustible y Energía) el cual representó un ajuste de 4,5% (aumento del gas metano y las compras de energía) y del último aumento autorizado a finales de Diciembre de 2003, de 2,5% por el factor de ajuste de precio (FAP).

El precio promedio del año 2004 fue:

Aplicable a EDC, CALEV y ELEGGUA
(Año 2004)

Tipo de Servicio	Bs./kWh
Residencial	108,3
General	110,4
Industrial	77,2
A.P. y Sector Oficial	86,4
Promedio *	**101,2**

Aplicable a CALEY
(Año 2004)

Tipo de Servicio	Bs./kWh
Residencial	93,6
General	75,3
Industrial	82,4
A.P. y Sector Oficial	44,8
Promedio*	**79,5**

* Se incluyen los costos por patente y CACE (Cargo por ajuste de combustible y energía)

Tarifa Vigente:

El precio promedio del cuarto trimestre de 2004, resultante de la aplicación de la tarifa vigente, es el siguiente:

Aplicable a EDC, CALEV y ELEGGUA
(4T 2004)

Tipo de Servicio	Bs./kWh
Residencial	110,8
General	112,5
Industrial	79,3
A.P. y Sector Oficial	88,4
Promedio *	**103,5**

Aplicable a CALEY
(4T 2004)

Tipo de Servicio	Bs./kWh
Residencial	95,2
General	76,7
Industrial	84
A.P. y Sector Oficial	45,8
Promedio*	**81,0**

* Se incluyen los costos por patente y CACE (Cargo por ajuste de combustible y energía)

Generación

Durante el año 2004 la Energía Neta producida fue 10.354 GWh

Al finalizar el año 2004, la energía neta producida por las plantas de generación totalizó 10.354 GWh lo que representa una disminución de 14,9% en comparación al año 2003. Para el cuarto trimestre del 2004, la energía neta producida fue 2.233 GWh lo cual representó una disminución de 34,7% con relación al mismo trimestre del año 2003. Este comportamiento se debe a la recuperación de la cota del Embalse de Guri, que hizo que los requerimientos de energía termoeléctrica disminuyeran.

A través del acuerdo con EDELCA, para la compra de energía hidroeléctrica -durante el cuarto trimestre- EDC compró al S.I.N. 859 GWh (no incluye CALEY) para satisfacer la totalidad de la demanda de nuestros clientes; reduciendo nuestros costos por disminución en el uso de las unidades de generación y el consumo de Fuel Oil #6.

Capacidad Instalada (MW)	4T04
Arrecifes	120
Ampliación Tacoa	1.410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Capacidad Instalada	**2.616**

Generación y Compra de Energía Neta (GWh)	4T03	1T04	2T04	3T04	4T04
Generación Bruta*	3.507	2.880	2.988	2.473	2.303
Energía Comprada (Incluye CALEY)	78	73	135	717	940
Consumo Interno y Pérdidas	(564)	(689)	(661)	(630)	(619)
Total Energía Vendida	**3.021**	**2.264**	**2.462**	**2.560**	**2.623**
Generación Neta	**3.420**	**2.803**	**2.913**	**2.405**	**2.233**
Disponibilidad Planta (promedio anual) (%)	**80,26**	**81,02**	**85,74**	**83,65**	**84,07**
Factor de Capacidad, Neta (trimestral) (%)	70,09	58,40	54,01	50,44	46,82

* No incluye GENEVAPCA

El total de energía consumida por el sistema fue de 11.461 GWh

Transmisión y Distribución

Durante el año 2004, el total de la energía consumida por el sistema de transmisión y distribución fue de 11.461 GWh lo cual representa un incremento anual del 4,5%. En el cuarto trimestre, la energía entregada al sistema fue de 2.976 GWh observándose un crecimiento de 3,2% comparado con el mismo período del año anterior.

Datos de la Red

	Diciembre 31, 2004				
	230kV	69kV	30kV	Total	%
Líneas instaladas (Km)					
Aéreas	364	900	167	1.431	60,8
Subterráneas	24	564	334	922	39,2
Total líneas instaladas	388	1.464	501	2.353	100,0
Subestaciones (#)	7	14	8	29	
Capacidad Instalada (MVA)	3.340	4.563	982	8.884	

	Diciembre 31, 2004				
	12,47kV	8,3kV	4,8kV	Total	%
Líneas instaladas (Km)					
Aéreas	3.243	524	603	4.370	64
Subterráneas	1.421	68	1.000	2.489	36
Total líneas instaladas	4.664	592	1.603	6.859	100
Subestaciones (#)	46	9	49	104	
Capacidad Instalada (MVA)	3.303	89	898	4.289	
Medidores miles (#)				1.082	

Mejoras en los resultados del SAIDI (25,2%) y SAIFI (22,1%) comparado con diciembre del 2003

Indicadores de Gestión

Al cierre del cuarto trimestre, el **Índice Móvil Anual de Duración de Interrupción** (SAIDI) del sistema -KVA instalados interrumpidos imprevistos por los minutos de interrupción entre los KVA totales- se ubicó en 3,75 horas; mejorando en un 25,2% con respecto a diciembre del 2003.

El **Índice Móvil Anual de Frecuencia de Interrupción** (SAIFI) -KVA instalados interrumpidos imprevistos entre los KVA totales- mejoró en un 22,1% ubicándose el indicador en 2,95 veces.

La recuperación observada en estos dos indicadores son el resultado de: a) mejoras en la automatización de la red, b) mejoras realizadas en los planes de mantenimiento preventivo del sistema, y c) incorporación de fusibles de líneas para disminuir las fallas por caídas de árboles o ramas (principales causas de fallas en épocas de lluvias).

SAIDI
Expresado en Horas
(Promedio Móvil Anual)


5,01
4,97
4,93
4,65
4,6
4,73
4,81
3,85
3,83
3,72
3,70
3,85
3,75
Bueno
Dic 2003
Ene
Feb
Mar
Abr
May
Jun
2004
Jul
Ago
Sep
Oct
Nov
Dic

SAIFI
Veces
(Promedio Móvil Anual)


3,79
3,77
3,84
3,18
3,18
3,02
3,05
2,94
2,92
2,87
2,89
3,04
2,95
Bueno
Dic 2003
Ene
Feb
Mar
Abr
May
Jun
2004
Jul
Ago
Sep
Oct
Nov
Dic

Mejoras en el Laboratorio de Aceites de Transmisión

Adecuación del Laboratorio de Aceites de Transmisión

Durante el cuarto trimestre fueron culminados los trabajos de adecuación de la nueva sede del Laboratorio de Aceites, con la incorporación de equipos de última tecnología, que permiten realizar pruebas y análisis dieléctricos a través de diagnósticos rápidos, oportunos, precisos y a bajo costo tanto a equipos internos de EDC como a los equipos de otras empresas nacionales e internacionales. Así mismo, se inició el proceso de certificación ISO 9001-2000.

Proyecto RCM@D

La filosofía RCM será implantada en toda el área servida

Este proyecto consiste en la implantación de la filosofía RCM (Reliability Centered Maintenance) a la red de distribución. En el mes de octubre del 2004 se inició su fase de Implantación que contempló la realización de diferentes actividades como: formación de facilitadores, talleres de inducción y entrenamiento básico.

En el mes de diciembre se estableció como meta la implantación de esta tecnología a toda la zona servida, ampliándose así el alcance original de este proyecto. Actualmente se está trabajando en la selección del método para esta nueva fase de la implantación.

Comercialización

Al cierre del año la Red de Atención al Cliente pone a disposición 94 taquillas de pago

La EDC continua adaptándose a las necesidades de nuestros clientes con la incorporación de 5 nuevos puntos de cobro. Nuestra Red de Atención al Cliente está conformada por 94 taquillas de pagos en Agentes Autorizados, 10 oficinas comerciales y más de 400 agencias bancarias disponibles para el pago en línea.

Entre los logros más significativos para el cuarto trimestre se destacan:

- Disminución en las estimaciones de lectura a 5,40%.
- Reducción de los límites de tolerancia de validación de lecturas y montos facturados (prueba de calidad).
- Procesamiento de Suministros en Baja con Consumo, alcanzando una recuperación superior a 14 GWh.
- Depuración de más 8.300 suministros desconectados sin consumo obteniendo ahorros en el pago de impuestos.
- Disminución de Suministros sin facturar a 9 por cada 10.000.

Indicadores de Gestión

El número **total de suministros** al cierre del año 2004, fue de 1.094.008; de los cuales el 85% corresponden a clientes residenciales, el 13,6% a clientes general y el 1,4% a clientes industriales y alumbrado público. Se consideran suministros, aquellos clientes que disponen de medidores de energía, aunque el servicio se encuentre desconectado o sean clientes activos o no en la base de datos del sistema.

Para el cierre del año 2004, el **total de clientes facturados**, fue de 976.340; de los cuales el 87% corresponden a clientes residenciales, 11,6% a clientes general el 1,4% a clientes industriales y alumbrado público.

Las **ventas de energía** en el área servida se ubicaron en 2.623 GWh aumentando en 0,2% con respecto al mismo período del año 2003.

Total Suministros 1.094.008

Número de Clientes (Suministros)

Sectores	4T03	1T04	2T04	3T04	4T04	4T04 Vs 4T03
Residencial	929.839	922.512	935.289	936.876	929.483	-0,04%
Industrial	9.193	8.715	8.780	8.817	8.797	-4,31%
General	148.850	146.971	149.008	149.557	148.334	-0,35%
Oficial / Alumbrado Público	7.411	7.298	7.373	7.392	7.394	-0,23%
Total	1.095.293	1.085.496	1.100.450	1.102.642	1.094.008	-0,14%

Total Clientes Facturados 976.340

Número de Clientes (Facturados)

Sectores	4T03	1T04	2T04	3T04	4T04	4T04 Vs 4T03
Residencial	857.945	854.852	852.199	849.727	849.999	-0,93%
Industrial	6.962	5.742	6.402	6.414	6.275	-9,87%
General	113.972	112.902	113.423	113.278	113.214	-0,67%
Oficial / Alumbrado Público	6.840	7.074	6.763	6.778	6.852	0,18%
Total	**985.719**	**980.570**	**978.787**	**976.197**	**976.340**	**-0,95%**

Ventas de energía durante el año 9.904 GWh

Ventas (GWh) (No incluye Genevapca)

Sectores	4T03	1T04	2T04	3T04	4T04	4T04 Vs 4T03
Residencial	912	804	877	919	936	2,63%
Industrial	531	433	470	483	499	-6,03%
General	949	827	901	924	955	0,63%
Oficial / Alumbrado Público	226	197	212	234	233	3,10%
Total Area Servida	**2.618**	**2.261**	**2.460**	**2.560**	**2.623**	**0,19%**
Sistema Interconectado Nacional	403	3	2	0	0	**-100,00%**
Total (area servida+SIN)	**3.021**	**2.264**	**2.462**	**2.560**	**2.623**	**-13,17%**

Las cuentas por cobrar disminuyeron en 11,5% con respecto al año 2003

La efectividad de la cobranza se ubicó en 101% al cierre del cuarto trimestre del año 2004, distribuido en 98% en cuentas del sector privado y 115% en cuentas del sector público.


Efectividad de la Cobranza
1,10
1,00
0,90
0,80
Bueno
0,98
0,93
0,99
0,99
1,01
Dic-03
Mar-04
Jun-04
Sep-04
Dic-04

La rotación de cuentas por cobrar mejoró básicamente por los resultados de la cobranza a través del Acuerdo de Pago Deuda Gobierno

La rotación de las cuentas por cobrar de EDC para el cierre del cuarto trimestre del año 2004 se ubicó en 2,13 meses, comparado con un nivel a Diciembre de 2003 de 2,42. Esta reducción se debe básicamente a los resultados de la cobranza del sector público a través del Acuerdo de Pago Deuda Gobierno.


Rotación de las Cuentas por Cobrar (meses)
4,00
3,00
2,00
1,00
0,00
Bueno
2,42
2,42
2,40
2,12
2,13
Dic-03
Mar-04
Jun-04
Sep-04
Dic-04

Acuerdo de Pago Deuda Gobierno

En fecha 28 de julio de 2003, la EDC firmó un acuerdo para compensar cuentas por cobrar con el sector oficial con las cuentas por pagar a Petróleos de Venezuela, S.A. PDVSA, a esa misma fecha. Al 31 de diciembre de 2004, la compañía ha compensado Bs. 47,7 millardos. Los saldos producto de este convenio, se encuentran compensados en su totalidad.

Certificación de Calidad ISO 9001 2000

Primera empresa de servicio en el país en certificar su calidad de atención al cliente

En el mes de diciembre, la EDC recibió de parte de Fondonorma la Certificación ISO 9001 2000 e IQNet para la Red de Atención al Cliente en sus Oficinas Comerciales –zona foránea-, Centro de Contacto y el Laboratorio de Luminotecnia.

Los procesos certificados estarán basados en ocho principios de gestión de calidad para la consecución de la mejora del desempeño: organización enfocada al cliente, liderazgo, participación del personal, enfoque basado en procesos, enfoque de sistemas para la gestión, mejora continua, enfoque basado en hechos para la toma de decisiones y relación mutuamente beneficiosa con los proveedores.

Todo esto permitirá a la EDC un mejor aprovechamiento de sus recursos, contar con gente involucrada en el logro de los objetivos, tomar decisiones basadas en información e incrementar su valor como organización.

Actualmente, se está trabajando en la implantación de los sistemas de calidad en las diferentes unidades de la organización.

Seguridad de los Empleados

Mejoras en la cultura del reporte y seguimientos de los accidentes

Para el año 2004, se registraron 25 accidentes con pérdidas de tiempo de categoría moderada. A fin de prevenir la ocurrencia de los mismos, se han desarrollado acciones correctivas para mejorar la cultura del reporte y seguimiento de los accidentes.


Número de Accidentes
2000
73
2001
29
2002
26
2003
27
2004
25

Programas orientados a la Reducción de Costos

Recuperación de Equipos de Transmisión y Distribución

La recuperación de equipos contribuye a la reducción de costos, la optimización del uso de los activos y el cuidado del medio ambiente

Contribuyendo con la reducción de costos, la optimización del uso de los activos de la red eléctrica y el cuidado del medio ambiente, durante el cuarto trimestre se recuperaron 584 equipos, produciendo un ahorro de Bs. 2.462 MM en comparación con los precios de adquisición. Durante el año 2004 se recuperaron un total de 2.711 equipos representando un ahorro total de Bs. 8.426 MM, superando en 147% la meta establecida para ese año.


Recuperación de Equipos de Distribución
Ahorros MM Bs.
8.426
Ahorros MM Bs.
3.700
Equipos Recuperados
2.711
Equipos Recuperados
1.258
2003
2004

Adicionalmente, la unidad de Transmisión recuperó –en sus talleres- diversos equipos como: cámaras de interruptores en S/E mayores (ahorro de Bs. 172,8 MM); copas en cables subterráneos (ahorro de Bs 13,8 MM); aceite tratado en cajas de conexión y transformadores (ahorro Bs. 197,1 MM).

Sustitución de Transformadores

Ahorros en el Plan de Sustitución de Transformadores Bs. 110 MM

Continuó la reubicación de transformadores de la red, que estaban siendo utilizados muy por debajo de su capacidad, en aquellos sitios en los que hubieran exigencias de dichas capacidades.

De esta manera se optimiza el uso de los activos de la red de distribución y se ahorra al disminuir la compra de nuevos equipos (Bs. 110 MM).

Plan de Reducción del Hurto de Neutros

Disminución de hurtos de neutros en 63%

En el cuarto trimestre del año, continuó el proyecto de cambio e instalación de candados en los sótanos de distribución para dificultar el acceso de terceros y el hurto de conductores - especialmente de neutros. El objetivo consiste en disminuir los gastos por reposición de dichos conductores y las interrupciones del servicio que sufren los clientes cada vez que se hurta el cable de neutro. En total, en el año 2004, se intervinieron 3.500 sótanos.

Los resultados obtenidos fueron: 546 casos de hurtos reportados en Zona Metropolitana versus 1.508 en el 2003, logrando una disminución de 63%. Estos hurtos generaron pérdidas por Bs.140,1 MM Vs. Bs. 355,7 MM en el 2003, es decir menor en 60% (a valor constante). Esto permitió superar la meta del 2004 en más del 100%.

Programas orientados para la Recuperación de Pérdidas de Energía

103,6 GWh recuperados durante el cuarto trimestre del 2004

Al cierre de 2004 las pérdidas de energía se ubicaron en 17,82%, siendo el valor de las no técnicas 10,34%.

Con el desempeño obtenido durante el último semestre -después de la creación de la Coordinación de Pérdidas de Energía- se alcanzó un nivel de recuperación que asciende a 297,3 GWh lo que representa un 97,5% de la meta redefinida en Julio de 2004.

Como producto del despliegue de las iniciativas del último trimestre, se han logrado los siguientes resultados:

- Incorporación de 974 nuevos clientes;
- Recuperación de 103,6 GWh, lo cual permitió revertir la tendencia creciente del indicador de pérdidas mensuales;
- Instalación de 19 medidores colectivos en barrios donde se localizaron mayores pérdidas;
- Retiro de 6.368 luminarias ilegales;
- Sustitución de 14.590 medidores con aferición vencida; y
- Calibración del 95% de las unidades de medición remota de las subestaciones de distribución

En el último trimestre de 2004 se comenzó un piloto de certificación de medición en subestaciones menores que, al día de hoy, presenta un avance de 85%.

Se preparó el "Mapa de Oportunidades" en el cual se identifican geográficamente las zonas con mayores pérdidas dentro del área de servicio de la EDC. Esta información ha permitido elaborar estrategias más efectivas en la detección y recuperación de la energía no facturada. Se utilizaron, como insumos para la elaboración de este mapa, la información técnica y comercial sobre las pérdidas de energía.

Estas actividades han sido acompañadas de un Plan Comunicacional sobre el tema de pérdidas que abarca tanto a la Empresa como a la comunidad.

Barrio Eléctrico

Se electrificó el barrio, utilizado como prueba piloto, usando la tecnología de medidores prepago

Actualmente, se están desarrollando 3 proyectos pilotos que tienen como objetivo evaluar la manera de distribuir y facturar electricidad de forma regular a los barrios o áreas de bajos recursos que nunca antes han sido clientes formales. Un equipo multidisciplinario ha estado analizando diferentes alternativas técnicas, comerciales y tarifarias para ofrecer un servicio adecuado a las expectativas de nuestros futuros clientes.

El primer piloto del Proyecto Barrio Eléctrico ha comenzado con la electrificación de un barrio (La Morán) utilizando la tecnología de medidores prepagados y la participación de la comunidad.

La meta de esta iniciativa es encontrar soluciones sostenibles que se puedan replicar en el resto de la capital y en otras empresas de AES. Al mismo tiempo, se han realizado presentaciones del proyecto a entes multilaterales para obtener fondos.

Proyecto Cambia tu Guirnalda

"Cambia tu Guirnalda" logró la recuperación de 6,3 GWh en el año

Como parte de las iniciativas de reducción de pérdidas de energía, a finales del 2004 se inició al Proyecto "Cambia tu Guirnalda" el cual consistió en el retiro de luminarias, conectadas de manera ilegal. Se retiraron un total de 14.600 bombillos, de 100v, lo que representó una recuperación de 6,3 GWh en el año, es decir, Bs. 124 MM. Previa aprobación de las alcaldías y comunidades, se inició en algunas zonas populares un programa de instalación de nuevos diseños para sustituir dichas guirnaldas con el fin de mejorar la calidad del alumbrado público de la zona, elevar los niveles de iluminación y formalizar (contratar y facturar) el servicio; obteniéndose resultados muy positivos y generando interés en comunidades de otras zonas.

La Alcaldía de Caracas, reconociendo los beneficios que otorga este programa a las comunidades, decidió asumir los costos de inversión para atender las nuevas solicitudes.

Proyecto Levantamiento de relación Cliente-Transformador

La información Cliente-Transformador proporciona una información mas exacta del comportamiento de cada medidor

Consiste en identificar los medidores que están conectados a cada uno de los transformadores de la red de distribución. A través de cada medidor se pueden obtener datos importantes de cada cliente. La información resultante se convierte en un insumo de gran utilidad para las iniciativas de: a) recuperación de pérdidas (detección de conexiones ilegales), b) actualización de las bases de datos del área comercial y de la red de distribución, y c) mejor comunicación de las suspensiones programadas e imprevistas de servicio para conocer con exactitud cuáles clientes son afectados por un mantenimiento preventivo o por alguna falla ocurrida en el sistema.

Al final del año 2004 se reportó un avance en la identificación de subestaciones (13 de 73 que conforman la zona metropolitana) y conexiones de clientes (28% de nuestra base de clientes) identificándose un potencial teórico de recuperación de 198,2 GWh anuales.

Se estima que el proceso de levantamiento de la información de la relación Cliente-Transformador culmine a finales del año 2005.

FILIALES

Al cierre del cuarto trimestre de 2004, Generación de Energía y Vapor (GENEVAPCA) -además de cumplir sus compromisos con PDVSA- siguió contribuyendo a minimizar las carencias de energía eléctrica de la Península de Paraguaná. En el trimestre se aportaron a CADAFE 163 GWh, lo que representó aproximadamente el 44 % de las necesidades de electricidad de la región, apoyando de esta manera al SIN y al Sistema Eléctrico Venezolano. La contribución total durante el año 2004 fue de 648 Gwh, representando el 52% del consumo eléctrico de la Península de Paraguaná.

Las ventas totales de energía eléctrica para el cuarto trimestre fueron de 339 GWh, mientras que las ventas de vapor sumaron 242.288 TM.

Las ventas totales de electricidad del año ascendieron a 1.433 Gwh, lo que representó un incremento del 9% con relación al año 2003. Las ventas de vapor sumaron 944.366 TM, lo que representó un incremento del 17% con relación al año 2003.

Aportes de Energía al Sistema Eléctrico Venezolano (GWh)


136
130
177
178
163
4T 03
1T 04
2T 04
3T 04
4T 04

Al cierre del año 2004, los ingresos operativos totalizaron Bs. 19,2 millardos y los gastos operativos Bs. 14,1 millardos. Para el cuarto trimestre del año los ingresos operativos alcanzaron Bs. 5,7 millardos, 6% menos que durante el cuarto trimestre del año 2003. Esta reducción fue producto del rezago en la aplicación del ajuste de tarifas del servicio de Aseo y la disminución en el nivel de operaciones del Servicio de Gas.

Los gastos operativos para el trimestre se ubicaron en Bs. 4,4 millardos, 33% por debajo a los obtenidos en el mismo período del año anterior. Esto obedece a la reducción del régimen operativo del negocio de Gas y la racionalización en el consumo de recursos utilizados en las actividades propias de la compañía.

Commovil cerró el año 2004 generando ingresos operativos de Bs. 3,3 millardos, mientras que los gastos operativos alcanzaron Bs. 1,6 millardos. Durante el cuarto trimestre los ingresos sumaron Bs. 787 millones.

Al cierre del cuarto trimestre Commovil cuenta con 182 clientes. Los servicios prestados comprenden venta, alquileres y reparación de equipos (radios y accesorios). La disponibilidad de los servicios totalizó 99,6%.

Al cierre del cuarto trimestre, Smartpower ha consolidado su posición, como aliado tecnológico, frente a un grupo de empresas de gran consumo de energía a nivel nacional.

Del total de ofertas realizadas durante el 2004 se obtuvo un número de ventas equivalentes al 49%.

El 15 de diciembre del 2004, AES network recibió -de parte de Fondonorma- la Certificación ISO 9001 2000 de sus servicios de instalación, operación y comercialización de servicios de telecomunicaciones.

Al cierre del cuarto trimestre, esta empresa cuenta con 34 clientes distribuidos entre operadores de telecomunicaciones nacionales e internacionales y proveedores de acceso a Internet (ISPs).

Sus ingresos operativos para el año 2004 fueron de Bs. 7,5 millardos y sus gastos operativos de Bs. 3,4 millardos. En el cuarto trimestre, los ingresos ascendieron a Bs. 2,2 millardos. La disponibilidad de la red para ese mismo período se ubicó en 99,99%.

MERCADO BURSATIL

El precio de la acción cierra al final del año en Bs. 499,90

Precio Acción EDC

El precio de la acción se ubicó en Bs. 499,9 superando en 13,6% el precio de cierre del mes de diciembre de 2003 (Bs. 440). Este incremento se debió, en parte, a la fusión de ELEGGUA y CALEV con EDC, y al reparto de dividendos extraordinarios durante el año 2004.

El retorno para el inversionista, incluyendo los dividendos, fue de 28,34% por el año.


Precio de la Acción EDC
(Bs.)
440
443
450
495
499,9
4T 03
1T 04
2T 04
3T 04
4T 04

La capitalización del Mercado disminuyó en 5,3% en relación al cierre del 2003

Capitalización del Mercado

La capitalización del mercado alcanzó US$ 827 MM, disminuyendo en 5,3% en relación al valor presentado al cierre del mes de diciembre de 2003. Esta disminución obedece a la devaluación del bolívar frente al dólar americano del 20% durante el año 2004 que anuló el aumento del 13,6% en el precio de la acción.


Capitalización del Mercado
(Millones de US$)
873
733
744
819
827
4T 03
1T 04
2T 04
3T 04
4T 04

EVENTOS RELEVANTES

El nuevo formato de la factura de servicio eléctrico contribuye a la reducción de costos

Nuevo formato y diseño de la factura de servicio eléctrico y otros servicios

A partir de enero de 2005, la EDC ofrece a sus clientes una factura de servicio eléctrico y otros servicios con nuevo formato y diseño. Los clientes recibirán la información de una manera más sencilla de entender, al presentar por módulos los datos de clientes, el monto de servicio de electricidad, el comportamiento del consumo y detalles acerca del cargo actual por servicios. También, encontrarán especificado y bien definidos los montos correspondientes a otros servicios como Aseo Urbano y Relleno Sanitario.

El nuevo diseño de la factura de energía, presenta una mayor flexibilidad de diagramación, de fácil comprensión y adaptado a los requerimientos del cliente. También se estableció un nuevo diseño del sobre que incorpora mejoras en el proceso de comunicación y acercamiento al cliente.

Adicionalmente se realizaron pruebas para el envío de la factura:

- Vía Correo Electrónico: Clientes Residenciales, Comerciales e Industriales.
- Factura en Formato Digital: Grandes Clientes y Sector Público

Para el primer trimestre de 2005 estarán a disposición de nuestros clientes estos servicios, influyendo significativamente en la satisfacción de nuestros clientes y reduciendo los costos de este servicio.

RESPONSABILIDAD SOCIAL

Ávila Arriba



El Parque Nacional El Ávila es una fuente de energía y vida donde están representados los ecosistemas más importantes del país. Se encuentra ubicado en el área Centro-Norte de Venezuela y se extiende a lo largo del Distrito Capital (paralelo a la costa) y de la región noroeste del Edo. Miranda.

En el transcurso del año 2004, se realizaron diversas actividades con la participación activa de nuestros trabajadores y el apoyo del Instituto Nacional de Parques (INPARQUES),entre las que se destacan: la siembra de plantas autóctonas, instalación de nuevos avisos de señalización en el sector Sabas Nieves y publicación y distribución de un mapa ilustrado a todo color del Ávila.

Programa Aporte Voluntario por Nómina

El módulo de Educación Preescolar y Básica de la Unidad Educativa Parroquial San José (ubicada en Carayaca, Estado Vargas) abrió sus puertas gracias a la colaboración de los trabajadores de EDC a través del programa Aporte Voluntario por Nómina (AVN), del Dividendo Voluntario para la Comunidad (DVC), y al apoyo financiero del International Finance Corporation (IFC), entidad perteneciente al Banco Mundial.

Esta nueva sede , cuya inversión supera los 700 millones de bolívares, beneficiará a más de 600 alumnos y a 500 familias de Carayaca y poblaciones cercanas como: La Esperanza, Tarma, Petaquire y Catia la Mar; contribuyendo a la formación de nuevos talentos que podrán participar activamente en la construcción de un mejor país.

Andrés Gluski, Presidente de la empresa, expresó: "Durante este año, en la EDC hemos mantenido y fortalecido nuestro compromiso de colaborar con el desarrollo de otras iniciativas sociales, tal es el caso de Dona tu Vuelto, Una Luz para la Integración y El ElectroBus; además del apoyo que hemos brindado al *medio ambiente*".

Programa Dona tu Vuelto

El programa Dona tu Vuelto llega a un año de operaciones. Durante estos 12 meses, los cajeros de las Oficinas Comerciales, han motivado a los clientes para que donen el vuelto que les queda luego de pagar la luz.

A través del programa Dona tu vuelto, la generosa contribución de nuestros clientes se vió materializada en Bs. 50 MM para la culminación de la ampliación del Colegio "Enrique de Ossó", ubicado en una populosa barriada de Caracas.

El próximo proyecto a ser financiado por el Programa Dona Tu Vuelto será la construcción de una biblioteca y un laboratorio de computación para la Unidad Educativa Nuestra Señora de Coromoto, ubicada en una zona rural servida por la EDC.

Desde el mes de octubre, la EDC patrocina la Campaña Dona tu Vuelto en los diferentes medios, destacándose la propuesta ejecutada para televisión en la cual se comunica el trabajo de Fe y Alegría en nuestras comunidades de bajos recursos.

Al cierre del mes de diciembre el Programa había recolectado más de Bs. 135 MM.

EL ELECTRObus



Durante el cuarto trimestre del 2004, EL ELECTRObus recibió 918 personas entre niños y adultos. Desde su inauguración -noviembre del 2003- el total de personas que lo visitaron llegó a 16.026 entre adultos y niños, quienes recibieron charlas interactivas de 45 minutos apróximadamente sobre la electricidad y cómo hacer uso eficiente de la electricidad en el hogar.

Esta labor que se está llevando con EL ELECTRObus ha contribuido a que el Indice de Satisfacción en Orientación para el uso eficiente de la energía se ubicara en 80,54%, como promedio del cuarto trimestre.

Como respaldo y continuidad de estas actividades, la unidad de Comunicaciones de Mercadeo diseñó -en cooperación con el Taller de Medidores- una "unidad portátil de medición" que registra el consumo de los equipos que se conectan a éste. Esto ha permitido apoyar al equipo Barrio Eléctrico en las mesas de trabajo y acceder a los lugares a los que no puede llegar el ELECTRObus. Este taller puede ser instalado en cualquier *"stand"* para ofrecer charlas de eficiencia energética.

Proyecto Arboleda



Es un proyecto que se está llevando en la Península de Paraguaná a través de nuestra filial GENEVAPCA, junto con otras organizaciones gubernamentales regionales, con la intención de reforestar la Península con especies forestales autóctonas.

Hasta la fecha se han sembrado 2.550 árboles de diferentes especies, superando la meta establecida de 2.000 árboles. Se ha llevado el mensaje ambientalista a 20 instituciones educativas, sumando un total de 11.000 personas entre niños, jóvenes y adultos, superando la meta establecida de 10.000 personas para el cierre del año 2004.

Una Luz para la Integración

En alianza con Asodeco, institución pionera en el área de integración socio-laboral de personas con necesidades especiales, se desarrolló el programa de empleo "Una Luz para la Integración".

Este programa tiene como objetivo la incorporación al campo laboral de personas con discapacidades mentales, a fin de proveerles de un oficio que les permita desempeñarse como individuos productivos.

Actualmente en nuestras oficinas comerciales, 5 personas forman parte de esta iniciativa que nos permite ratificar la importancia que tiene, para nosotros, la solidaridad y nuestro compromiso con el desarrollo del país.

Los resultados presentados en este Informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad Generalmente Aceptados vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela y de conformidad con las Normas Internacionales de Contabilidad (NIC).

Estos resultados han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 31 de diciembre de 2004.

La tasa de cambio para el cierre de diciembre de 2004 fue 1.920,00 bolívares/US dólar, y el tipo de cambio promedio anual fue de 1.886,38 bolívares/US dólar. El índice de precios al consumidor (IPC base 1997) para el cierre de diciembre 2004 fue 459,65 y el IPC promedio para el período de enero-diciembre de 2004 fue 428,73.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2004 de US$ 9,5 millardos. AES suministró 45.000 MW de electricidad a sus clientes en 27 países a través de 113 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a satisfacer las necesidades de crecimiento de energía a nivel mundial.

Agradeceremos dirigir sus preguntas o comentarios relacionados con este reporte a la atención de Relaciones con los Inversionistas, por correo electrónico: edcinversionistas@aes.com

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS

(Con base en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de diciembre de 2004)

	4T 03 Bs.	1T 04 Bs.	2T 04 Bs.	3T 04 Bs.	4T 04 Bs.	2003 Ene-Dic Bs.	2004 Ene-Dic Bs.	2004 Ene-Dic MM US$
Ingresos de Operación	343.410	295.753	303.059	331.491	327.572	1.278.688	1.257.875	667
Gastos de Operación	(159.863)	(143.677)	(132.548)	(171.612)	(162.986)	(587.720)	(610.823)	(324)
EBITDA	**183.547**	**152.076**	**170.511**	**159.879**	**164.586**	**690.968**	**647.052**	**343**
MARGEN EBITDA	**53,45%**	**51,42%**	**56,26%**	**48,23%**	**50,24%**	**54,04%**	**51,44%**	**51,44%**
Depreciación	(87.903)	(93.497)	(97.271)	(99.536)	(88.483)	(364.322)	(378.787)	(201)
EBIT	**95.644**	**58.579**	**73.240**	**60.343**	**76.103**	**326.646**	**268.265**	**142**
MARGEN EBIT	**27,85%**	**19,81%**	**24,17%**	**18,20%**	**23,23%**	**25,55%**	**21,33%**	**21,33%**
Otros Ingresos y (Egresos) Neto	3.489	(14.669)	(5.773)	9.055	(13.242)	(3.172)	(24.629)	(13)
Beneficio (Costo) Integral de Financiamiento, neto	(10.712)	(122.711)	(40.555)	(25.777)	(24.653)	(188.725)	(213.696)	(113)
UTILIDAD (PERDIDA) ANTES DE PROVISIÓN PARA IMPUESTOS, RESULTADO DE COMPAÑIAS DISPONIBLES PARA LA VENTA, PARTICIPACION PATRIMONIAL EN COMPAÑIA AFILIADA E INTERESES MINORITARIOS	**88.421**	**(78.801)**	**26.912**	**43.621**	**38.208**	**134.749**	**29.940**	**16**
Provisión para Impuesto	(3.941)	(10.064)	(13.623)	(14.048)	2.997	(40.423)	(34.738)	(18)
Operaciones Discontinuas	3		1.170	(2.155)	985	(310)	(0)	(0)
Participación Patrimonial en Compañia Afiliada	(800)		194	(198)	249	(37)	245	0
Intereses Minoritarios	(1.287)	3	(724)	941	(314)	(1.285)	(94)	(0)
UTILIDAD (PÉRDIDA) NETA	**82.396**	**(88.862)**	**13.929**	**28.160**	**42.126**	**92.694**	**(4.647)**	**(2)**
MARGEN UTILIDAD NETA	**23,99%**	**-30,05%**	**4,60%**	**8,49%**	**12,86%**	**7,25%**	**-0,37%**	**-0,37%**
UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	26,17	(28,23)	4,42	8,95	13,38	29,45	(1,48)	(0,00)
UTILIDAD (PÉRDIDA) NETA POR ADR	1.309	(1.411)	221	447	669	1.472	(74)	(0)
ACCIONES EN CIRCULACIÓN (Millones)	3.148	3.148	3.148	3.148	3.148	3.148	3.148	3.148

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS

(Con base en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de diciembre de 2004)

	2003 31 de Diciembre	2004 31 de Diciembre
ACTIVO		
Activo Circulante	991.075	1.246.141
Efectivo y Equivalentes de Efectivo	535.748	768.065
Propiedades, Planta y Equipos, neto	3.905.925	3.601.589
Inversiones	78.604	4.896
Cuentas por Cobrar a Largo Plazo	49.401	38.034
Activos Intangibles y Cargos Diferidos	34.074	45.243
Total Activo	**5.059.079**	**4.935.903**
PASIVO Y PATRIMONIO		
Pasivo Circulante	786.068	755.510
Deuda a corto plazo	348.179	407.746
Deuda a Largo Plazo	919.730	1.089.386
Otros Pasivos	204.989	156.709
Patrimonio	3.148.292	2.934.298
Total Pasivo y Patrimonio	**5.059.079**	**4.935.903**
Activo Circulante / Pasivo Circulante	**1,26**	**1,65**
Deuda Financiera C P / Deuda L P	**0,38**	**0,37**
Patrimonio / Activo Total	**62,23%**	**59,45%**
Deuda Financiera / Capitalización Total	**28,71%**	**33,78%**